**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

---

# FORM 8-K

## CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

**March 23, 2006**
Date of Report (Date of earliest event reported)

# USI Holdings Corporation
(Exact name of registrant as specified in its charter)

| Delaware | 000-50041 | 13-3771733 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission file number) | (I.R.S. Employer Identification No.) |

**555 Pleasantville Road, Suite 160 South**
**Briarcliff Manor, NY 10510**
(Address of principal executive offices)

**(914) 749-8500**
(Registrant's telephone number, including area code)

**Not Applicable**
(Former name or former address, if changed since last report)

---

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 8.01    Other Events.**

On March 23, 2006, USI Holdings Corporation, a Delaware corporation, issued a press release announcing the appointment of Stewart H. Gibson to the position of Senior Vice President and Chief Information Officer.  A copy of the press release is attached as exhibit 99.1.

**Item 9.01Financial Statements and Exhibits.**

   (c) Exhibits

  99.1   Press release dated March 23, 2006

---

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 23, 2006

USI HOLDINGS CORPORATION

By: /s/    ERNEST J. NEWBORN, II

Name:  Ernest J. Newborn, II
Title:    Senior Vice President,
             General Counsel and Secretary

**EXHIBIT
NUMBER**

99.1 Press release dated March 23, 2006